LONESOME PRODUCER, LLC

CLASS B

SUBSCRIPTION AGREEEMENT

INVESTMENT PROCEDURES

Prospective investors in LONESOME PRODUCER, LLC (the "Company") should complete the following steps prior to the intended date of subscription:

(1)   Complete two (2) copies of the attached Subscription and Adoption Agreement.

(2)   Execute and deliver to NextSeed Services an executed copy of the Investor Proxy Agreement.

(3)   Delivery of the Subscription and Adoption Agreement and the Counterpart Signature Page with a copy electronically, and the Investor Proxy Agreement to LONESOME PRODUCER, LLC via the online investment platform at www.nextseed.com (the "NextSeed Platform").

(4)   The intended subscription amount (the "Subscription Amount") will be sent to the Company via the NextSeed Platform; if the subscription is not accepted for any reason, the Subscription Amount will be returned to the prospective investor.

(5)   If the subscription is accepted by the Board of Managers, a copy of the executed Subscription and Adoption Agreement will be counter-signed on behalf of the Company by a Manager of the Board and will be returned to the investor.

If requested by the Board of Managers, each prospective investor that is not a natural person may be requested to provide evidence that the constitutive documents of the prospective investor permit it to make investments in securities such as the Units, that all appropriate action has been taken by the prospective investor to authorize its investment and that the person(s) executing the Subscription and Adoption Agreement has the authority to do so.

LONESOME PRODUCER, LLC

CLASS B

PAYMENT INFORMATION

PAYMENT:

ALL PAYMENT OF INVESTMENT AMOUNTS WILL BE FACILITATED THROUGH THE NEXTSEED PLATFORM. INVESTORS MUST SET UP AN INVESTMENT ACCOUNT VIA THE NEXTSEED PLATFORM AND MAKE INVESTMENTS THROUGH SUCH INVESTMENT ACCOUNT INTO A DESIGNATED ESCROW HELD AT GOLDSTAR TRUST.

SUBSCRIPTION AND ADOPTION AGREEMENT
FOR LONESOME PRODUCER, LLC

SUBSCRIBER agrees to the terms of this Agreement and, as required by the Regulations pursuant to the Internal Revenue Code, certifies under penalty of perjury that (1) the Social Security Number or Taxpayer Identification number and address provided above is correct, (2) SUBSCRIBER is not subject to backup withholding (unless the Backup Withholding Statement line is checked) either because it has not been notified that it is subject to backup withholding as a result of a failure to report all interest or dividends or because the Internal Revenue Service has notified him that it is no longer subject to backup withholding and (3) SUBSCRIBER (unless, the Foreign Person line above is checked) is not a nonresident alien, foreign Company, foreign trust or foreign estate.

TO: LONESOME PRODUCER, LLC
       c/o AGMB, LLP
       3900 West Alameda Avenue, Suite 2100
       Burbank, CA 91505

1.   SUBSCRIBER hereby agrees to become a Class B Member of LONESOME PRODUCER, LLC, a New Mexico limited liability company (the "Company"), on the terms provided in the Operating Agreement of the Company (the "Operating Agreement") and as further set forth in this Subscription Agreement. The Company and SUBSCRIBER hereby acknowledge and agree that in the event of a conflict of terms between this Subscription Agreement and the Company Operating Agreement, the terms of this Subscription Agreement shall control. Company agrees that SUBSCRIBER may make additional subscriptions in accordance with the Operating Agreement and as and to the extent permitted by the Managing Member of the Company (the "Managing Member"), and that each representation and warranty set forth herein shall be deemed to be made and repeated upon the tender of any such subscription and as of the date of each investment in the Company. All capitalized terms used but not otherwise defined herein shall have the respective meanings specified in the Operating Agreement.

2.   Representations and Warranties of the Subscriber. SUBSCRIBER represents and warrants to the Company and the Managing Member, as of the date hereof and as of the date of each investment by SUBSCRIBER in the Company (the "Date of Purchase") that:

a.   Subscriber.

(i) If a corporation, limited liability company, partnership or other entity, the Subscriber is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and the Subscriber hereby confirms and represents that it is not a registered investment company under the Investment Company Act of 1940, as amended.

(ii) If an individual, the Subscriber is not less than eighteen (18) years of age.

b.   Authority; Enforceability.   The Subscriber has all requisite power and authority to enter into this Subscription Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Subscription Agreement and the consummation of the transactions contemplated hereby by the Subscriber have been duly authorized by all necessary action on the part of the Subscriber. This Subscription Agreement has been duly executed and delivered by the Subscriber and constitutes the legal, valid and binding obligation of the Subscriber, enforceable against the Subscriber in accordance with its terms, except as such enforceability may be limited by, or subject to, any bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors' rights generally and subject to general principles of equity.

c.   <u>Knowledge and Experience</u>. The Subscriber has sufficient knowledge and experience in financial and business matters to be capable of evaluating the merits and risks of an unregistered, non-liquid investment such as an investment in the Company and has evaluated the merits and risks of such an investment. The Subscriber is not relying on the Company, the Managers, or NextSeed with respect to the corporate tax, legal and economic considerations involved in this investment. The Subscriber understands that the offer and sale of the membership interests of the Company (the "Units") has not been approved or disapproved by the Securities and Exchange Commission or any other governmental entity.

d.   <u>Access to Information</u>. The Subscriber has had an opportunity to ask questions of, and receive answers from, the Company and the Managers concerning the terms and conditions of the sale of the Units contemplated hereby on the NextSeed Platform, and has had an opportunity to obtain additional information from the Company and the Managers to the extent deemed necessary or advisable by the Subscriber in order to verify the accuracy of the information obtained. The Subscriber has, to the extent deemed necessary by the Subscriber, consulted with his, her or its own advisors (including the Subscriber's attorney, accountant or investment advisor) regarding the Subscriber's investment in the Units and understands the significance and effect of the representations, warranties, acknowledgments and agreements set forth in this Subscription Agreement.

e.   <u>No other Representations or Warranties</u>. No representations or warranties have been made to the Subscriber by the Company, the Managers or any director, officer, employee or agent of the Company or the Managers, other than the representations of the Company set forth herein, and the decision of the Subscriber to purchase the Units is based on the information contained in this Subscription Agreement, the information publicly available on the NextSeed Platform, and the Subscriber's own independent investigation of the Company.

f.   <u>Ability to Withstand Loss of Investment.</u> The overall commitment of the Subscriber to investments that are not readily marketable is not disproportionate to the net worth of the Subscriber, and the Subscriber's acquisition of the Units will not cause such overall commitment to become excessive. The Subscriber understands that a total loss of its investment is possible. The Subscriber acknowledges that it is capable of bearing a complete loss of its investment in the Company.

g.   <u>Acquiring for Investment Purposes</u>. The Subscriber is acquiring the Units solely for his, her or its own account, for investment purposes only, and not with a view towards their resale or distribution.

h.   <u>No Action Taken to Invalidate Offering</u>. The Subscriber acknowledges and understands that the Company was organized and has been and will continue to be managed, so as to qualify for the benefit of safe harbor under Section 7704 of the Internal Revenue Code of 1986, as amended (the "Code"), the effect of which is to restrict the transferability of the Units. If the Subscriber is a partnership, trust, estate or "S corporation" (in each case, as defined in the Code), then the Subscriber represents that less than 50% of the aggregate value of any beneficial owner's interest in the undersigned is attributable to the Subscriber's direct or indirect ownership of a Unit in the Company.

i.   Employee Benefit Plans. In the case the Subscriber is (i) an "employee benefit plan" (as such term is defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")), and is subject to Part 4 of Title I of ERISA or would be subject to Title I but for Section 4(b)(1) of ERISA (an "Employee Benefit Plan"), or (ii) a "plan" (as such term is defined in Section 4975(e)(1) of the Code) to which the provisions of Section 4975 of the Code are applicable (a "Plan") or (iii) any other Person, any of the assets of which, or held by which, constitute, under applicable law, assets of an Employee Benefit Plan or Plan, the undersigned represents that: (1) its acquisition of the Units will not be a "prohibited transaction" under ERISA, or the Code; (2) it has been informed of and understands the investment objectives, policies and strategies of the Company; (3) the investment of plan assets in the Units is consistent with the provisions of applicable law, including without limitation ERISA and the Code, and is consistent with all instruments governing the investment of plan assets; and (4) the decision to invest assets of the plan in the Units was made by plan fiduciaries independent of the Company, the Managers, and their respective employees, representatives, agents or affiliates, which fiduciaries are duly authorized to make such investment decisions, and in making such decision, have not relied on any advice or recommendation of the Company or the Managers or any of their respective employees, representatives, agents or affiliates.

j.   Prohibited Investments. The Subscriber understands, acknowledges and agrees that the Company seeks to comply with all applicable laws concerning money laundering and related activities and that the Company prohibits the investment of funds by any persons or entities that are, whether directly or indirectly; (a) identified on the "List of Specialty Designated Nationals and Blocked Persons" maintained by the Officer of Foreign Assets Control (OFAC), U.S. Department of the Treasury, or any other similar list maintained pursuant to any authorizing statute, including, the International Emergency Economic Powers Act, 50 U.S.C. §§ 1701 et seq., The Trading with the Enemy Act, 50 U.S.C. App. 1 et seq., Order 13224 (September 23, 2001) issued by the President of the United States ("Executive Order Blocking Property and Prohibiting Transactions with Persons Who Commit, Threaten to Commit, or Support Terrorism"), any related enabling legislation or any other similar Executive Orders, or (c) in violation of any U.S., international or other money laundering regulations or conventions, including, without limitation, the United States Bank Secrecy Act, the United States Money Laundering Control Act of 1986, the United States International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001 or the Uniting and Strengthening America by Providing Appropriate Tools to Intercept and Obstruct Terrorism Acts of 2001, Public Law 107-56 and the regulations promulgated thereunder (collectively the "Prohibited Investments"). The Subscriber covenants and agrees that the proposed investment in the Company is not a Prohibited Investment and that any future investment that the Subscriber may make in the Company will not be a Prohibited Investment.

The Subscriber agrees promptly to notify the Manager in the event that any of the representations set forth above cease to be accurate in any respect prior to the Manager acceptance of this subscription or at any time thereafter while the Subscriber is a Member. Until such notice to the Manager, the Company and the Manager may rely on such representations on a continuous basis in connection with any matter related to the Company. Without limiting the generality of the preceding sentence, except as expressly set forth in any such notice, the Manager and the Company may assume that all such representations are correct in all respects as of the date of any investment in the Company by the undersigned and may rely on such representations in determining whether (i) the undersigned is suitable as a purchase of interests in the Company, (ii) such interests may be sold to the undersigned or any other subscriber for such interests without first registering such interests or the Company under the Act of any other applicable securities laws and (iii) the conditions to the acceptance of subscriptions for such interests have been satisfied.

3.   General.

a.   The parties hereto agree to execute such further instruments and to take such further action as may reasonably be necessary to consummate the transactions contemplated by this Subscription Agreement. Each party will use commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate the transactions contemplated by this Subscription Agreement as promptly as reasonably practicable after the date hereof.

b.   This Subscription Agreement and the Operating Agreement contain the entire agreement among the parties hereto with respect to the matters contemplated herein. In the event of any conflict between the terms contained in such agreements, the terms of the Subscription Agreement shall govern and control and supersedes all prior agreements or understandings among the parties related to such matters. This agreement may only modified by written instrument executed by both parties.

c.   The Subscriber acknowledges receipt via the NextSeed Platform of a copy of the Confidential Private Placement Memorandum of the Company relating to the sale of interests in the Company, including the exhibits thereto.

d.   This Subscription Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.

e.   This Subscription Agreement may be amended, modified, superseded, canceled, renewed or extended, and the terms or covenants hereof may be waived, only by a written instrument executed by all of the parties hereto or, in the case of a waiver, by the party waiving compliance. Except as otherwise specifically provided in this Subscription Agreement, no waiver by either party hereto of any breach by the other party hereto of any condition or provision of this Subscription Agreement to be performed by such other party shall be deemed a waiver of a similar or dissimilar provision or condition at the same or at any prior or subsequent time.

f.   Any action to enforce or interpret this Agreement, or to resolve disputes with respect to this Agreement between the Company and SUBSCRIBER will be settled by arbitration in accordance with the rules of the American Arbitration Association. Arbitration will be the exclusive dispute resolution process. Any party may commence arbitration by sending a written demand for arbitration to the other parties. The demand will set forth the nature of the matter to be resolved by arbitration. The arbitration shall be venued in Los Angeles or other mutually agreeable location. The substantive law of the state of California will be applied by the arbitrator to the resolution of the dispute. The parties will share equally all initial costs of arbitration. The prevailing party will be entitled to reimbursement of attorneys' fees, costs, and expenses incurred with the arbitration. All decisions of the arbitrator will be final, binding, and conclusive on all parties. Judgment may be entered on any such arbitration award in accordance with applicable law in any court having jurisdiction of it. The arbitrator (if permitted under applicable law) or the court may issue a writ of execution to enforce the arbitrator's decision.

g.   Headings to the Sections in this Subscription Agreement are intended solely for convenience and no provision of this Subscription Agreement is to be construed by reference to the heading of any Section.

h.   This Subscription Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same agreement. Delivery of an email, telecopied version or via the NextSeed Platform of one or more signatures to this Subscription Agreement shall be deemed adequate delivery for purposes of this Subscription Agreement.

i.   Any term or provision of this Subscription Agreement that is invalid or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Subscription Agreement or affecting the validity or enforceability of any of the terms and provisions of this Subscription Agreement in any other jurisdiction.

j.   The Company and Subscriber hereby mutually agree to indemnify the other and their respective affiliates and controlling persons and agents against any and all losses, damages, liabilities, costs and expenses (including attorneys' fees and expenses) incurred or sustained by reason of, or in connection with, any breach of any representation, warranty, covenant or agreement contained in this Agreement.

[Signature pages follow]

IN WITNESS WHEREOF, the Subscriber has executed this Subscription Agreement as of this date: [Date].

SUBSCRIBER:

By:_____
Name: [Investor Name]
Title: [if applicable]

Address: [investor address]

AGREED AND ACCEPTED this [insert date]

LONESOME PRODUCER, LLC

By:_____
Name: Christopher Pappas, Manager
Date: